UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            DOV Pharmaceutical, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    259858108

                                 (CUSIP Number)

                                  July 7, 2004
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                               Page 1 of 12 Pages

CUSIP No. 259858108                    13G              Page 2 of 12 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Kings Road Investments Ltd.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,122,999 (See Item 4(a))

OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,122,999 (See Item 4(a))
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,122,999 (See Item 4(a))
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.02% (See Item 4(b))
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 259858108                    13G              Page 3 of 12 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Polygon Investment Partners LP
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,122,999 (See Item 4(a))

OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,122,999 (See Item 4(a))
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,122,999 (See Item 4(a))
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.02% (See Item 4(b))
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            PN
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 259858108                    13G              Page 4 of 12 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Polygon Investment Partners G.P., LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,122,999 (See Item 4(a))

OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,122,999 (See Item 4(a))
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,122,999 (See Item 4(a))
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.02% (See Item 4(b))
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 259858108                    13G              Page 5 of 12 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Reade Griffith
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,122,999 (See Item 4(a))

OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,122,999 (See Item 4(a))
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,122,999 (See Item 4(a))
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.02% (See Item 4(b))
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IN
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 259858108                    13G              Page 6 of 12 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Alexander E. Jackson
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,122,999 (See Item 4(a))

OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,122,999 (See Item 4(a))
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,122,999 (See Item 4(a))
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.02% (See Item 4(b))
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IN
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 259858108                    13G              Page 7 of 12 Pages


Item 1.

(a)  Name of Issuer

         DOV Pharmaceutical, Inc., a Delaware corporation (the "Company").

(b)  Address of Issuer's Principal Executive Offices

         Continental Plaza
         433 Hackensack Avenue
         Hackensack, New Jersey 07601

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

         Kings Road Investments Ltd.
         c/o Polygon Investment Partners LLP
         10 Duke of York Square
         London SW3 4LY
         United Kingdom
         Citizenship: Cayman Islands, British West Indies

         Polygon Investment Partners LP
         10 Duke of York Square
         London SW3 4LY
         United Kingdom
         Citizenship: Delaware

         Polygon Investment Partners G.P., LLC
         c/o Polygon Investment Partners LLP
         10 Duke of York Square
         London SW3 4LY
         United Kingdom
         Citizenship: Delaware

         Reade Griffith
         c/o Polygon Investment Partners LLP
         10 Duke of York Square
         London SW3 4LY
         United Kingdom
         Citizenship: United States

         Alexander E. Jackson
         c/o Polygon Investment Partners LLP
         10 Duke of York Square
         London SW3 4LY
         United Kingdom
         Citizenship: United States

Item 2(d)  Title of Class of Securities

         Common Stock, par value $0.0001 per share ("Common Stock")

Item 2(e)  CUSIP Number

         259858108

CUSIP No. 259858108                    13G              Page 8 of 12 Pages


Item 3.    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
 (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.    Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)    Amount beneficially owned:

                As of the date hereof, each Reporting Person may be deemed the beneficial owner of 1,122,999 shares of Common Stock currently issuable to Kings Road Investments Ltd., a Cayman Islands company ("Kings Road") upon the conversion of that certain convertible promissory note with an aggregate principal face amount of $3,788,132.44 (the "Note").

                Polygon Investment Partners LP, a Delaware limited partnership ("Polygon LP") is the investment manager of Kings Road and has voting and dispositive power over the securities held by Kings Road. Polygon Investment Partners G.P., LLC, a Delaware limited liability company ("Polygon LLC") is the general partner of Polygon LP and consequently has voting control and investment discretion over securities owned by Polygon LP. Reade Griffith and Alexander E. Jackson are the managing members of Polygon LLC and in that capacity direct its operations.

CUSIP No. 259858108                    13G              Page 9 of 12 Pages


                The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

         (b)    Percent of class:

                Approximately 5.02% as of the date hereof. (The Company has indicated to the Reporting Persons that there were 21,265,478 shares of Common Stock issued and outstanding as of June 18, 2004. In addition, (i) 1,122,999 shares of Common Stock are currently issuable to Kings Road upon conversion of the Note referred to in Item 4(a) above.)

         (c)    Number of shares as to which such person has:

                (i)     Sole power to vote or to direct the vote

                        0

                (ii)    Shared power to vote or to direct the vote

                        1,122,999 shares of Common Stock.

                (iii)   Sole power to dispose or to direct the disposition of

                        0

                (iv)    Shared power to dispose or to direct
                        the disposition of

                        1,122,999 shares of Common Stock.

Item 5.    Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not applicable.

Item 8.    Identification and Classification of Members of the Group

         See Exhibit I.


Item 9.    Notice of Dissolution of Group

         Not applicable.

CUSIP No. 259858108                    13G              Page 10 of 12 Pages


Item 10.   Certification

         By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of July 19, 2004, by and among Kings Road Investments Ltd., Polygon Investment Partners LP, Polygon Investment Partners G.P., LLC, Reade Griffith and Alexander E. Jackson

CUSIP No. 259858108                    13G              Page 11 of 12 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: July 19, 2004

KINGS ROAD INVESTMENTS LTD.                     POLYGON INVESTMENT PARTNERS LP
By:  Polygon Investment Partners LP,
     its Investment Manager

By: /s/ Alexander E. Jackson                    By: /s/ Alexander E. Jackson
    -----------------------------                   ----------------------------
Name:  Alexander E. Jackson                     Name:  Alexander E. Jackson
Title: Principal                                Title: Principal


POLYGON INVESTMENT PARTNERS G.P., LLC

                                                 /s/ Reade Griffith
By: /s/ Alexander E. Jackson                     -------------------------------
    -----------------------------                READE GRIFFITH
Name:  Alexander E. Jackson
Title: Managing Member


/s/ Alexander E. Jackson
---------------------------------
ALEXANDER E. JACKSON

CUSIP No. 259858108                    13G              Page 12 of 12 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.0001 per share, of DOV Pharmaceutical, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of July 19, 2004

KINGS ROAD INVESTMENTS LTD.                     POLYGON INVESTMENT PARTNERS LP
By:  Polygon Investment Partners LP,
     its Investment Manager

By: /s/ Alexander E. Jackson                    By: /s/ Alexander E. Jackson
    -----------------------------                   ----------------------------
Name:  Alexander E. Jackson                     Name:  Alexander E. Jackson
Title: Principal                                Title: Principal


POLYGON INVESTMENT PARTNERS G.P., LLC

                                                 /s/ Reade Griffith
By: /s/ Alexander E. Jackson                     -------------------------------
    -----------------------------                READE GRIFFITH
Name:  Alexander E. Jackson
Title: Managing Member


/s/ Alexander E. Jackson
---------------------------------
ALEXANDER E. JACKSON